Exhibit 4.4

AVIAT NETWORKS, INC.
DESCRIPTION OF REGISTERED SECURITIES
General
Aviat Networks, Inc. (the “Company,” “we,” or “our”) is incorporated in the State of Delaware. We have two classes of registered securities, common stock and preferred share purchase rights (“Rights”).

The rights of our security holders are generally covered by Delaware law and our certificate of incorporation (“Certificate”) and by-laws (“Bylaws”) (each as amended or restated and in effect as of the date hereof). The terms of our securities are therefore subject to Delaware law, including the Delaware General Corporation Law (the “DGCL”), and the common and constitutional law of Delaware. Additionally, the terms of the Rights are described in that certain Tax Benefit Preservation Plan, dated as of March 3, 2020 (as amended and restated on August 27, 2020, the “Plan”), between the Company and Computershare Inc., as rights agent. We submitted the Plan to a stockholder vote and our stockholders approved the Plan at the 2020 Annual Meeting of Stockholders.

This description is a summary and does not purport to be complete. Our Certificate, Bylaws and the Plan are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. We encourage you to read our Certificate and Bylaws, the Plan, and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock
We are authorized to issue 300,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock
Voting Rights
Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Holders of our common stock do not have cumulative voting rights, meaning that holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so. The voting rights of holders of our Series A Participating Preferred Stock (“Series A Preferred Stock”), which are discussed in further detail below, or of any future series of preferred stock issued by the board of directors of the Company (the “Board”), may affect the voting power associated with our common stock.

Dividend Rights
Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of our common stock are entitled to dividends when, as and if declared by our Board out of funds legally available therefor.

Liquidation Rights
If we liquidate or dissolve our business, whether voluntarily or involuntarily, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders, including holders of Series A Preferred Stock, if any, receive their distributions.

Other
Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision. The outstanding shares of our common stock are fully paid and non-assessable with no restrictions on alienability.

Stock Exchange Listing
Our common stock is traded on The Nasdaq Stock Market LLC under the symbol “AVNW.”

Preferred Stock
The Board generally will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock, in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by the Board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to a sinking fund provision or other conditions upon which shares shall be redeemed or purchased; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of the Company at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of preferred stock.

The rights of the holders of common stock will generally be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock. As of the date hereof, the Board has designated one series of preferred stock, the Series A Preferred Stock. No shares of the Series A Preferred Stock are currently issued or outstanding.

Preferred Share Purchase Rights
Rights Plan

On March 3, 2020, the Board authorized and declared a dividend distribution of one Right for each outstanding share of common stock, par value $0.01 per share, of the Company to stockholders of record as of the close of business on March 13, 2020 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, of the Company at an exercise price of $35.00 (the “Exercise Price”) per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The complete terms of the Rights are set forth in the Plan.

The Plan is intended to protect the Company’s ability to use its net operating losses, any loss or deduction attributable to a “net unrealized built-in loss” and other tax attributes (collectively, “Tax Benefits”). If the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code (the “Code”), its ability to use the Tax Benefits could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. Generally, an “ownership change” occurs if the percentage of the Company’s stock owned by one or more “five percent stockholders” increases by more than 50 percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last “ownership change” experienced by the Company.

The Plan is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding shares of common stock without the approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.9% of the shares of common stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. We submitted the Plan to a stockholder vote and our stockholders approved the Plan at the 2020 Annual Meeting of Stockholders.

Distribution and Transfer of Rights; Rights Certificates
The Board declared a dividend of one Right for each outstanding share of common stock as of the Record Date. Prior to the Distribution Date referred to below:

    The Rights are evidenced by and trade with the certificates for the shares of common stock (or, with respect to any uncertificated shares of common stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;
    New certificates issued after the Record Date for shares of common stock will contain a legend incorporating the Plan by reference (for uncertificated shares of common stock registered in book entry form, this legend will be contained in a notation in book entry); and
    The surrender for transfer of any certificates for shares of common stock (or the surrender for transfer of any uncertificated shares of common stock registered in book entry form) will also constitute the transfer of the Rights associated with such shares of common stock.
    Rights will accompany any new shares of common stock that are issued after the Record Date.

Distribution Date
Subject to certain exceptions specified in the Plan, the Rights will separate from the shares of common stock and become exercisable following (1) the 10th business day (or such later date as may be determined by the Board) after the public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 4.9% or more of the shares of common stock or (2) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 4.9% or more of the shares of common stock. For purposes of the Plan, beneficial ownership is defined to include the ownership of derivative securities. Any person or group of affiliated or associated persons who beneficially owns 4.9% or more of the outstanding shares of common stock as of the announcement of the Plan will not be an Acquiring Person, but only for so long as such person or group does not become the beneficial owner of any additional shares of common stock.

The date on which the Rights separate from the shares of common stock and become exercisable is referred to as the “Distribution Date.” After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the shares of common stock. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights
After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a share of Series A Preferred Stock having economic and other terms similar to that of one share of common stock. This portion of a share of Series A Preferred Stock is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock, and should approximate the value of one share of common stock.

More specifically, each one one-thousandth of a share of Series A Preferred Stock, if issued, will:
    not be redeemable;
    entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;
    entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater;
    have the same voting power as one share of common stock (see “Voting Rights of Series A Preferred Stock” below for additional information); and
    entitle holders to a per share payment equal to the payment made on one share of common stock if the shares of common stock are exchanged via merger, consolidation or a similar transaction.

Voting Rights of Series A Preferred Stock
If issued, holders of our Series A Preferred Stock will be entitled to one thousand votes per share of preferred stock (subject to adjustment upon the occurrence of certain specified events, including a stock split, reverse stock split or payment of dividends in common stock) on all matters submitted to a vote of the stockholders of the Company. Except as provided in the Certificate, the Bylaws, any certificate of designation of preferred stock or by law, the holders of Series A Preferred Stock and common stock will vote together as one class on all matters submitted to a vote of the stockholders of the Company. Upon the occurrence and continuance of a default with respect to the payment of dividends to the holders of Series A Preferred Stock, the holders of the Series A Preferred Stock, voting as a class, have the right to elect two directors to the Board, who shall serve for so long as such default continues. After such election and during the continued period of default, the number of directors shall not be increased or decreased except by vote of the holders of the Series A Preferred Stock.

Flip-In Trigger
If an Acquiring Person obtains beneficial ownership of 4.9% or more of the shares of common stock, except pursuant to an offer for all outstanding shares of common stock that the independent members of the Board determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below. Following the occurrence of an event set forth in preceding sentence, all Rights that are or, under certain circumstances specified in the Plan, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger
If, after an Acquiring Person obtains 4.9% or more of the shares of common stock, (1) the Company merges into another entity, (2) an acquiring entity merges into the Company or (3) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights
The Rights will be redeemable at the Company’s option for $0.01 per Right (payable in cash, shares of common stock or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 4.9% or more of the shares of common stock. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.01 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 4.9% or more of the shares of common stock and prior to the acquisition by the Acquiring Person of 50% of the shares of common stock, the Board may exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for shares of common stock at an exchange ratio of one share of common stock per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one share of common stock.

Expiration of the Rights
The Rights expire on the earliest of (1) 5:00 p.m., New York City time, on March 3, 2023 (unless such date is extended); (2) the redemption or exchange of the Rights as described above; (3) the repeal of Section 382 of the Code or any other change if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Benefits; (4) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available pursuant to Section 382 of the Code or that an ownership change pursuant to Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes; or (5) a determination by the Board that the Plan is no longer in the best interests of the Company and its stockholders.

Amendment of Terms of the Plan and the Rights
The terms of the Rights and the Plan may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Plan may be amended without the consent of the holders of Rights in order to (1) cure any ambiguities, (2) shorten or lengthen any time period pursuant to the Plan or (3) make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights
The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as stockholder of the Company.

Anti-Dilution Provisions
The Board may adjust the Exercise Price, the number of shares of Series A Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the shares of Series A Preferred Stock or common stock.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional shares of Series A Preferred

Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of such shares.

Transfer Agent and Registrar
Computershare Investor Services is the transfer agent and registrar for our common stock and the Rights.

Potential Anti-Takeover Effects
Some provisions of our Certificate and Bylaws and of the DGCL could make the acquisition of control of our company and/or the removal of our existing management more difficult, including the following:

    Subject to certain rights provided to the holders of Series A Preferred Stock, our Board fixes the size of the Board, may create new directorships and may appoint new directors to serve in such newly-created positions until the next election of one or more directors by our shareholders.
    Our Board is expressly authorized to amend or repeal our bylaws, or adopt new bylaws, except that certain sections of the Bylaws (as specified therein) may only be amended with the approval of 2/3 of certain specified directors and/or the approval of the stockholders otherwise required by applicable law or the Bylaws for such amendment.
    We have advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors.
    Stockholders have no preemptive right to acquire our securities.
    Our Board has ability to authorize and issue undesignated preferred stock. This ability makes it possible for our Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us as further described under “Preferred Stock” above.
    As further discussed above, our Board has issued the Rights and adopted the Plan. The Plan is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding shares of common stock without the approval of the Board in order to preserve certain Tax Benefits.

Additionally, we are a Delaware corporation and are subject to Section 203 of the DGCL. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless one of the following is satisfied:

    before that person became a 15% stockholder, our Board approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;
    upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); and

    after the transaction in which that person became a 15% stockholder, the business combination is approved by our Board and authorized at a stockholders’ meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, or the successors of these directors.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and that these benefits outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.